

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Via U.S. Mail and Facsimile

Mr. Aik Fun Chong
President and Chief Executive Officer
Global Mobiletech, Inc.
1312 North Monroe
Suite 750
Spokane, Washington 99201

      Re: Global Mobiletech, Inc.
               Form 10-K for the fiscal year ended June 30, 2010
               Filed September 30, 2010
               File No. 0-51116

Dear Mr. Chong:

      We note that your June 30, 2010 financial statements were audited by Davis Accounting Group, P.C., which is now Etania Audit Group P.C. Their audit report was issued from Cedar City, Utah and was dated September 22, 2010. The licenses of Mr. Edwin Reese Davis, Jr. and his company, Davis Accounting Group, PC, lapsed on September 30, 2008 and were formally revoked as of November 4, 2010 by the Utah Division of Occupational & Professional Licensing ("DOPL"). You can find a copy of the order at https://secure.utah.gov/llv/search/detail.html?license_id=3599263. Etania Audit Group P.C. also is not licensed to practice by Utah Division of Occupational & Professional Licensing.

      As Davis Accounting Group, P.C. or Etania Audit Group P.C. was not licensed when it issued its audit report on your financial statements, you may not include its audit report in your filings with the Commission. You should have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit your financial statements as of and for the year ended June 30, 2010.

      You should amend your Form 10-K immediately to label the columns of the financial statements as "Not Audited." When your financial statements have been reaudited by an auditor that is duly licensed and in good standing, and is registered with the PCAOB, you should amend the Form 10-K to include that auditor's report.

      In providing information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms as applicable, please indicate that the Davis Accounting was not duly licensed when it issued an audit opinion on your financial statements included in your latest Form 10-K and, accordingly, those financial statements are not considered to be audited. We believe the issuance of an audit report while the

firm was not licensed would likely be information necessary to make the required statements –
whether the former accountant resigned, declined to stand for re-election or was dismissed – in
light of the circumstances under which they are made not misleading. Please amend the 8-K that
you filed regarding the auditor change under Item 4.01 to disclose this fact.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions
regarding comments on the financial statements and related matters. Please contact Ajay Koduri,
Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director

cc: Via facsimile to 206-860-6022
        Mr. Michael R. Espey, Esq.